CUSIP NO. 84917P10

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 5

                          THE SPORTS CLUB COMPANY, INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                    84917P10

                                 (CUSIP NUMBER)

                                AARON A. GRUNFELD
                       RESCH POLSTER ALPERT & BERGER, LLP
                          10390 SANTA MONICA BOULEVARD
                                  FOURTH FLOOR
                       LOS ANGELES, CALIFORNIA 90025-6917
                                 (310) 277-8300

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                NOVEMBER 9, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84917P10

(1)      NAME OF REPORTING PERSONS

         D. Michael Talla

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A) |_|
         (B) |_|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.

    NUMBER OF SHARES        (7)    SOLE VOTING POWER          4,266,350      (1)
  BENEFICIALLY OWNED BY     (8)    SHARED VOTING POWER        0
  EACH REPORTING PERSON     (9)    SOLE DISPOSITIVE POWER     4,266,350      (1)
          WITH              (10)   SHARED DISPOSITIVE POWER   0

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,266,350 (2)

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                         |_|

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 26.75% (2)

(14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

--------
(1) After giving effect to an irrevocable proxy to vote 1,000,000 shares of Common Stock granted by Mr. Talla to MDP Ventures II LLC as part of a loan agreement between them that included delivery of those shares as collateral.
(2) After giving effect to shares of Common Stock issued November 15, 2004, options exercisable by Mr. Talla and Series C Preferred Stock owned by Mr. Talla but excluding 30,953 shares of Common Stock owned by Mona Talla, wife of D. Michael Talla, and as to which he disclaims beneficial interest.

CUSIP NO. 84917P10

      The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 1, 1994, as amended to date, is hereby further amended as follows.

ITEM 1.               SECURITY AND ISSUER

      This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.


ITEM 2.               IDENTITY AND BACKGROUND

             (a) This Statement is being filed solely by D. Michael Talla ("Talla"). Effective September 14, 1994, as previously reported, Talla entered into that certain Stockholders Voting Agreement and Conditional Irrevocable Proxy (the "Voting Agreement") with certain other persons (the "Voting Group Persons") pursuant to which the Voting Group Persons agreed to vote their shares of the Common Stock of the Issuer in the manner directed by holders of a majority of the shares of Common Stock held by the Voting Group Persons; as a result of the Voting Agreement, the Voting Group Persons reported that they were considered a group pursuant to Rule 13d-5. The Voting Agreement terminated on October 20, 2004.

             (b), (c) and (f) The name, address, principal occupation, and citizenship of the Reporting Person are set forth below:

                                                                 CITIZENSHIP/
                                    PRINCIPAL                    JURISDICTION
      NAME AND ADDRESS              OCCUPATION                   OF ORGANIZATION

      D. Michael Talla         Chairman of the Board             United States
      11100 Santa Monica Blvd.     of Issuer
      Los Angeles, California 90025

             (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding as or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The following information amends and supplements Item 3.

      As further described in Item 6 below, between May of 2004 and November 15, 2004, Mr. Talla received the following shares from the Issuer as compensation for his guarantee of certain loans to the Issuer:


               November 15, 2004                  46,466
               November 15, 2004                  50,481

      The Reporting Person listed below currently has options exercisable within 60 days of the date hereof to purchase 365,000 shares of the Issuer's Common Stock pursuant to employee stock options.


ITEM 4.               PURPOSE OF TRANSACTION

      The following information amends and supplements Item 4.

       The Issuer has previously disclosed that it has engaged an independent investment banker to assist the Issuer in selling certain assets and fitness facilities in order to generate cash for working capital purposes and to retire a portion of its existing indebtedness. By letter dated November 8, 2004 and delivered to the investment banker on November 9, 2004, Moraga Newport, LLC, a limited liability company beneficially owned by the Reporting Person ("Buyer"), submitted a letter of intent to purchase from the Issuer (also referred to herein as the "Seller") certain of the assets and business comprising the "Southern California Business" for an undisclosed amount.

       The Southern California Business consists of those three health and fitness clubs owned and operated by the Issuer and/or its affiliate presently known as Sports Club/LA , Sports Club/Irvine and the Sports Club LA/Beverly Hills. Buyer has offered to purchase all the assets owned by Seller and/or its affiliate that relate to the use or operation of the Southern California Business, except the management assets in the Issuer's corporate offices, in each instance free and clear of all encumbrances and obligations at closing (except for all existing equipment leases, individual sale contracts (or reasonable replacement thereof) and/or concession agreements, which are to be assumed by Buyer as part of the Purchase).

       Buyer offered to assume all liabilities of the Issuer and its affiliates relating to the Southern California Business (except repayment of the bond financing), including, without limitation, the obligation to provide service on all memberships and for all prepaid goods and services, and the obligations under all equipment leases (if any), leases, concession agreements and service agreements of Seller and/or its affiliates related thereto.


      The letter of intent is subject to a number of conditions including without limitation the receipt all necessary government and third party consents and approvals, there being no pending or threatened litigation against the Seller or any of its affiliates, not covered by insurance, that could materially and adversely affect the Southern California Business, and there being no material adverse change in the Southern California Business. The offer contained in the letter of intent automatically expires if the Issuer has not accepted it on or before 5:00 p.m. Pacific Standard Time on November 30, 2004.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER

             (a) As of the date of this Amendment 5 to Schedule 13D, the Reporting Person directly or indirectly beneficially owns in the aggregate 5,266,350 shares of the Common Stock of The Sports Club Company, Inc., or approximately 26.75% of the Common Stock outstanding based on 19,689,000 shares of the Common Stock deemed to be outstanding, giving effect to the number of shares outstanding as set forth in the Proxy Statement dated September 24, 2004 plus shares issued in November 2004 in respect of loan guaranty fees, and after giving effect to 365,000 shares issuable under currently exercisable options and 346,365 shares issuable upon conversion of Series C Preferred Stock but excluding 30,953 shares of Common Stock owned by Mona Talla, wife of D. Michael Talla, and as to which shares the Reporting Person disclaims beneficial interest.

             (b) None of the Reporting Person's shares is subject to the Voting Agreement. As of November 15, 2004, the Reporting Person has direct beneficial ownership of (and, except as indicated below, power of disposition with respect to) shares of Common Stock as follows:

                                 NUMBER OF               APPROXIMATE PERCENTAGE
      REPORTING PERSON           SHARES                  OF SHARES OUTSTANDING

      D. Michael Talla          5,266,350                         26.75%

As part of a loan agreement between the Reporting Person and MDP Ventures II LLC the Reporting Person granted to MDP Ventures II LLC an irrevocable proxy to vote 1,000,000 shares of Common Stock and delivered certificates evidencing those shares as collateral.

             (c) Please see Item 3 above and Item 6 below.

             (d) As part of a loan agreement between the Reporting Person and MDP Ventures II LLC the Reporting Person granted to MDP Ventures II LLC the right to receive or the right to direct the receipt of dividends with respect to 1,000,000 shares of Common Stock owned by the Reporting Person. See Item 5 (b) above.

             (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The following information amends and restates Item 6.

      In connection with the Issuer's renewal and extension of its $15,000,000 credit facility with Comerica Bank - California ("Comerica") in July 2001, Mr. Talla and certain other parties guaranteed up to $5,000,000 of any amounts drawn under the facility. Pursuant to an Indemnification and Contribution Agreement dated as of July 3, 2001, by and among the Issuer, Mr. Talla and the other guarantors with respect to the facility, the Issuer agreed to pay to the guarantors in consideration of their provision of such guaranty: (i) a commitment fee equal to 1% of their pro rata portion (33.33%) of its maximum permitted borrowing under the facility, and (ii) a usage fee equal to 2% of their pro rata portion of the average annual outstanding advances under the facility, which fees may be paid by the Issuer in cash or Common Stock. On April 25, 2003, the Issuer issued 54,653 shares of Common Stock to Mr. Talla in payment of the commitment fee due at that time; and on November 3, 2003, 16,355 additional shares were issued to Mr. Talla in payment of the commitment fees.

      On June 12, 2003, the Issuer replaced its credit facility with Comerica with a new $20.0 million promissory note payable to Orange County's Credit Union. The note is guaranteed by Mr. Talla and Rex A. Licklider. Pursuant to an Indemnity and Guaranty Agreement dated as of December 1, 2003, by and among the Issuer, Irvine Sports Club, Inc. (a wholly owned subsidiary of Issuer), and Messrs. Talla and Licklider with respect to the note, the Issuer agreed to pay the guarantors in consideration of their provision of such guaranty a fee equal to three percent (3%) of their pro rata portion of the average outstanding principal balance of the loan for each defined three-month period. Such fees may be paid by the Issuer in cash or Common Stock. On January 29, 2004, the Issuer issued 28,509 shares of Common Stock to Mr. Talla in payment of the guaranty fee due September 30, 2003. On May 20, 2004, the Issuer issued 40,731 shares of Common Stock to Mr. Talla in payment of the guaranty fee due December 31, 2003.
 On May 20, 2004, the Issuer issued 39,538 shares of Common Stock to Mr. Talla in payment of the guaranty fee due March 31, 2004. On November 15, 2004, the Issuer issued 46,466 shares of Common Stock to Mr. Talla in payment of the guaranty fee due June 30, 2004. On November 15, 2004, the Issuer issued 50,481 shares of Common Stock to Mr. Talla in payment of the guaranty fee due September 30, 2004.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A      Stockholders Voting Agreement and Conditional Irrevocable Proxy
               dated September 14, 1994.*

EXHIBIT B      Amendment to Stockholders Agreement and Irrevocable Proxy dated
               September 14, 1994.*

EXHIBIT C      Agreement Regarding the Joint Filing of Schedule 13D.*

EXHIBIT D      Indemnification and Contribution Agreement entered into as of
               July 3, 2001 by and among The Sports Club Company, Inc., Rex A.
               Licklider, D. Michael Talla and MDP Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K filed with the Commission on July 17, 2001.*

EXHIBIT E      Certificate of Designation of Series C Convertible Preferred
               Stock of The Sports Club Company, Inc., incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

EXHIBIT F      Preferred Stock Purchase Agreement entered into as of September
               6, 2002 by and among The Sports Club Company, Inc., MDP Ventures
               II LLC, Rex A. Licklider as Trustee of the Licklider Living Trust and D. Michael Talla, Trustee of the Talla Family Irrevocable
               Trust, incorporated herein by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on
               September 9, 2002.*

EXHIBIT G      Investors' Rights Agreement entered into as of September 6, 2002 by and among The Sports Club Company, Inc., MDP Ventures II LLC,
               Rex A. Licklider as Trustee of the Licklider Living Trust, D.
               Michael Talla as Trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's
               Current Report on Form 8-K filed with the Commission on September
               9, 2002.*

EXHIBIT H      Letter Agreement between Millennium Entertainment Partners, L.P., and The Sports Club Company, Inc. joined in by D. Michael Talla and Rex A. Licklider, dated as of March 13, 1997, incorporated herein by reference to Exhibit 10.92 to the Issuer's Annual
               Report on Form 10-K filed with the Commission on March 31, 1997.*

EXHIBIT I Indemnity and Guaranty Agreement entered into as of December 1, 2003 by and my among The Sports Club Company, Inc. and Irvine Sports Club, Inc. for the benefit of Rex A. Licklider and D. Michael Talla.*


*Previously filed


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 84917P10





                                    SIGNATURE


      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  November 16, 2004

/s/ D. Michael Talla
D. Michael Talla